Release Time    IMMEDIATE
Date            28 April 2000
Number          38/00


RESIGNATION OF DIRECTOR


The Broken Hill Proprietary Company Limited (BHP) said today Margaret Jackson would resign from the Board effective 30 June 2000.

Ms Jackson, a BHP Director since 1994, has been nominated to become Chairman of Qantas from July. She said her resignation from the BHP Board was necessitated by a need to commit more time to Qantas in her new capacity with that company.

BHP Chairman Don Argus said he was sorry to lose Ms Jackson from the BHP Board although he understood the reason for her decision.

"Margaret has been a great contributor to our Board," he said. "We wish her well in her new role as Chairman of Qantas."




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